AP 3/7

UN[redacted]
SECURITIES ANI[redacted] 15047466
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
201

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-15753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Financial Investment Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street, Suite 7C-01
(No. and Street)

Fort Wayne, (City) Indiana (State) 46802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carl R. Pawsat (336) 691-3486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Commerce Square, Suite 700, 2005 Market Street (Address) (City) Philadelphia, PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/15

OATH OR AFFIRMATION

I, Carl R. Pawsat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Investment Services Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carl R Pawsat

Signature

ROBYN E HICKS
NOTARY PUBLIC
GUILFORD COUNTY, NC

Interim Financial and Operations Principal

Title

Robyn E. Hicks Expires 03/05/16

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Investment Services Corporation

Financial Statements and Supplementary Information

Years Ended December 31, 2014 and 2013
With Report of Independent Registered Public Accounting Firm

You're In Charge®

Lincoln Financial Group®

Lincoln Financial Investment Services Corporation

Financial Statements and Supplementary Information

Years Ended December 31, 2014 and 2013

Contents

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Investment Services Corporation

We have audited the accompanying statements of financial condition of Lincoln Financial Investment Services Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the Company), as of December 31, 2014 and 2013, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Financial Investment Services Corporation at December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 20, 2015

A member firm of Ernst & Young Global Limited

Lincoln Financial Investment Services Corporation

Statements of Financial Condition

		December 31		
		2014		**2013**
Assets				
Cash and invested cash	**$**	**944,607**	$	933,673
Due from affiliates		**23,623**		23,782
Prepaid expenses		**26,431**		27,325
Other assets		**2,178**		–
Total assets	**$**	**996,839**	$	984,780
Liabilities and stockholder's equity				
Liabilities:				
Payable to vendors	**$**	**22,291**	$	10,554
Due to affiliates		**169**		85
Total liabilities		**22,460**		10,639
Stockholder's equity:				
Common stock – $1 par value; 100,000 shares authorized; 6,000 shares issued and outstanding		**6,000**		6,000
Additional paid-in capital		**1,070,132**		1,070,132
Accumulated deficit		**(101,753)**		(101,991)
Total stockholder's equity		**974,379**		974,141
Total liabilities and stockholder's equity	**$**	**996,839**	$	984,780

See accompanying notes.

Lincoln Financial Investment Services Corporation

Statements of Income

	Year Ended December 31	
	2014	**2013**
Revenues:		
Commissions and fees from affiliates	**$ 448,899**	$ 342,343
Interest	**368**	399
Total revenues	**449,267**	342,742
Expenses:		
Service charges from affiliates	**448,899**	342,343
Total expenses	**448,899**	342,343
Income before income tax expense	**368**	399
Income tax expense	**130**	180
Net income	**$ 238**	$ 219

See accompanying notes.

Lincoln Financial Investment Services Corporation

Statements of Changes in Stockholder's Equity

	Year Ended December 31	
	2014	**2013**
Common stock:		
Balance as of beginning and end of year	**$ 6,000**	$ 6,000
Additional paid-in capital:		
Balance as of beginning and end of year	**1,070,132**	1,070,132
Accumulated deficit:		
Balance as of beginning of year	**(101,991)**	(102,210)
Net income	**238**	219
Balance as of end of year	**(101,753)**	(101,991)
Total stockholder's equity as of end of year	**$ 974,379**	$ 974,141

See accompanying notes.

Lincoln Financial Investment Services Corporation

Statements of Cash Flows

	Year Ended December 31 2014	2013
Cash flows from operating activities		
Net income	$ 238	$ 219
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Change in due from affiliates	159	12,842
Change in prepaid expenses	894	6,546
Change in other assets	(2,178)	57
Change in payable to vendors	11,737	10,554
Change in due to affiliates	84	45
Net cash provided by (used in) operating activities	10,934	30,263
Net increase (decrease) in cash and invested cash	10,934	30,263
Cash and invested cash as of beginning of year	933,673	903,410
Cash and invested cash as of end of year	$ 944,607	$ 933,673
Supplemental disclosure of cash flow information		
Income tax payments	$ 182	$ 188

See accompanying notes.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Investment Services Corporation ("LFISC" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer that offers select The Lincoln National Life Insurance Company ("LNL") and Lincoln Life & Annuity Company of New York ("LLANY") variable annuity products to independent registered investment advisor clients. We were formerly known as Jefferson Pilot Variable Corporation ("JPVC"), but repurposed the entity in 2010, and are now licensed to engage in broker-dealer activity throughout the United States. LFISC receives an administrative allowance for the services the Company provides to LNL via intercompany transfers. LFISC is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid investments purchased with an original maturity of three months or less.

Revenue and Expense

LFISC recognizes all of our costs associated with the operation of the broker-dealer as general and administrative expense. Through service agreements, LNL reimburses us in the form of an administrative allowance for the services the Company performs on LNL's behalf. Commissions and fees from affiliates are recognized as the associated expense is incurred. Interest income is recorded as earned.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFISC. Pursuant to an intercompany tax-sharing agreement with LNC, LFISC provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFISC will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

New Accounting Standards

Adoption of New Accounting Standard – Definition of a Public Business Entity

In December 2013, the Financial Accounting Standards Board ("FASB") issued guidance to determine which entities are within the scope of the Private Company Decision-Making Framework: A Guide for Evaluating Financial Accounting and Reporting for Private Companies by defining a public business entity. Companies defined as "public business entities" are not eligible for the alternative accounting guidance afforded to nonpublic companies. The Company has determined that it meets the definition of a public business entity and follows the criteria for public business entities when adopting guidance issued by the FASB.

Future Adoption of New Accounting Standard – Revenue from Contracts with Customers

In May 2014, the FASB and International Accounting Standards Board ("IASB") issued guidance to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards ("IFRS"). Revenue must be recognized when the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, has occurred. Implementation of this guidance will require the Company to identify contracts with customers, identify the performance obligations in the contracts, determine the transaction prices, allocate the transaction prices to the performance obligations in the contracts, and recognize revenue when or as the entity satisfies the performance obligations. The guidance becomes effective for the December 31, 2017 annual reporting period. The Company is assessing the effect of this guidance on the consolidated financial statements.

2. Income Taxes

The federal income tax expense was as follows:

	Year Ended December 31	
	2014	**2013**
Current	**$ 130**	$ 180
Deferred	**–**	–
Federal income tax expense	**$ 130**	$ 180

A reconciliation of the effective tax rate differences was as follows:

	Year Ended December 31	
	2014	**2013**
Tax rate times pretax income	**$ 130**	$ 140
Effect of:		
Other items	**–**	40
Federal income tax expense	**$ 130**	$ 180
Effective tax rate	**35%**	45%

The effective tax rate is the ratio of tax expense over pretax income (loss). The 2013 income tax expense differs from the federal tax rate of 35% as a result of permanent differences.

The federal income tax asset (liability) was as follows:

	Year Ended December 31	
	2014	**2013**
Current	**$ 21**	$ (33)
Deferred	**–**	–
Total federal income tax asset (liability)	**$ 21**	$ (33)

2. Income Taxes (continued)

Current federal income taxes receivable (payable) of $21 and $(33) at December 31, 2014 and 2013, respectively, is included in due to (due from) affiliates on the Statements of Financial Condition.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS") and state taxing jurisdictions. We do not anticipate that any adjustments that might result from such audits would be material to our results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2009, 2010, and 2011.

There are no uncertain tax positions related to the Company in the current year.

3. Agreements and Transactions With Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements and to better match expenses with related revenue, LFISC has entered into various cost-sharing agreements with affiliates. Amounts due from affiliates primarily represent amounts due to LFISC for the settlement of the administrative allowance stipulated in the service agreement. Amounts due to affiliates primarily represent amounts due to LNL related to general and administrative expenses, and taxes and fees, as stipulated in the Master Services Agreement.

4. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC"), FINRA, and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, and laws governing the activities of broker-dealers. While LFISC is not currently involved in any pending or threatened legal or regulatory proceedings arising from the conduct of business either in the ordinary course or otherwise, any such legal expenses would be a part of our Master Services Agreement with LNL. Based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFISC's financial position.

5. Net Capital Requirements

LFISC is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, may not exceed 15 to 1.

	Year Ended December 31	
	2014	**2013**
Minimum net capital requirement	$ 25,000	$ 25,000
Net capital	906,175	909,034
Excess net capital	$ 881,175	$ 884,034
Aggregate indebtedness	$ 22,460	$ 10,639
Ratio of aggregate indebtedness to net capital	0 to 1	0 to 1

6. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Supplementary Information

Lincoln Financial Investment Services Corporation

Schedule I – Computation of Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2014

Computation of net capital	
Stockholder's equity	$ 974,379
Less non-allowable assets:	
Due from affiliates	23,623
Prepaid expenses	26,431
Other assets	2,150
Total non-allowable assets	52,204
Other deductions	-
Net capital before haircuts on securities positions	922,175
Haircuts on securities	16,000
Net capital	$ 906,175
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 22,460
Ratio aggregate indebtedness to net capital	0 to 1
Computation of basic net capital requirements	
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)	$ 25,000
Excess net capital	$ 881,175
Net capital less the greater of 10% of aggregate indebtedness or 120% of $25,000	$ 876,175

No material differences exist between the audited financial statement computation of net capital and the computation included in the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2014.

Lincoln Financial Investment Services Corporation

Schedule II – Statement Regarding Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2014

Lincoln Financial Investment Services Corporation is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(1) of that Rule.

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH. D.C.
201 SECTION

Lincoln Financial Investment Services Corporation

Exemption Report Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

You're In Charge®

Lincoln Financial Group®

Lincoln Financial Investment Services Corporation

Exemption Report
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2014

Lincoln Financial Investment Services Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) for the period from June 1, 2014, through December 31, 2014, without exception.

I, Carl R. Pawsat, certify that, to my best knowledge and belief, this Exemption Report is true and correct.

Dated: February 20, 2015

Carl R Pawsat

Name: Carl R. Pawsat
Title: Interim Financial and Operations Principal

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lincoln Financial Investment Services Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (exemption provision identified - (k)(1)) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision for the period from June 1, 2014 through December 31, 2014 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Lincoln Financial Investment Services Corporation
1300 S Clinton St Ste 7C-01
Fort Wayne, IN 46802-3506

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carl R. Pawsat (336)691-3486

2. A. General Assessment (item 2e from page 2)		$ 1,123
B. Less payment made with SIPC-6 filed (exclude interest) 07/30/2014 Date Paid		(415)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 708
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 708	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lincoln Financial Investment Services Corporation
(Name of Corporation, Partnership or other organization)

Carl R Pawsat
(Authorized Signature)

Interim Financial Operations Principal
(Title)

Dated the 19 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/14
and ending 12/31/14

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 449,266
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 449,266
2e. General Assessment @ .0025	$ 1,123

(to page 1, line 2.A.)

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Lincoln Financial Investment Services Corporation

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Lincoln Financial Investment Services Corporation (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Lincoln Financial Investment Services Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2014 through December 31, 2014. Lincoln Financial Investment Services Corporation's management is responsible for Lincoln Financial Investment Services Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with evidence of cash disbursement record entries, including copies of executed wire transfers.

   We compared the amount in line 2B. from page 1 of the Form SIPC-7 to the amount of outgoing wire transfer transaction number 140730042959 made payable to SIPC on July 30, 2014, and found them to be in agreement.

   We compared the amount in line 2G. from page 1 of the Form SIPC-7 to the amount of the outgoing wire transfer transaction number 150219031238 made payable to SIPC on February 19, 2015, and found them to be in agreement.

2. Compared the amounts reported on the FOCUS reports for the fiscal periods from January 1, 2014 through December 31, 2014 with the amounts reported in Form SIPC-7 for the period from January 1, 2014 through December 31, 2014.

Building a better working world

We performed the following procedures related to the amounts derived directly from the FOCUS reports as reported on the Form SIPC-7:

Form SIPC-7 Line Item	Procedure
2a. Total Revenue	We agreed the amount of total revenue from the Form SIPC-7 to the sum of the amounts found on line 12/Part IIA Line 9, Code 4030 from the Company's FOCUS reports filed for the periods January 1, 2014 through March 31, 2014, April 1, 2014 through June 30, 2014, July 1, 2014 through September 30, 2014, and October 1, 2014 through December 31, 2014 without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We performed the following procedures related to the adjustments on the Form SIPC-7:

Form SIPC-7 Line Item	Procedure
2c. Deductions: (7)	We agreed the amount in line 2c.(7) on page 2 of the Form SIPC-7 to the trial balance provided by the Company, which is derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2014 through March 31, 2014, April 1, 2014 through June 30, 2014, July 1, 2014 through September 30, 2014, and October 1, 2014 through December 31, 2014.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   We proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7, filed with our report, and on the related supporting schedules and working papers supporting the adjustments, without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2014 through December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

A member firm of Ernst & Young Global Limited

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This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 20, 2015

A member firm of Ernst & Young Global Limited

Lincoln Financial Investment Services Corporation
1300 South Clinton Street, Suite 7C-01
Fort Wayne, IN 46802